November 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Torney
Mary Mast
Jimmy McNamara
Tim Buchmiller

Re:	CARGO Therapeutics, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-275113)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between November 6, 2023 and the date hereof, approximately 765 copies of the Preliminary Prospectus, dated November 6, 2023, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, November 9, 2023 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett

Name:	Benjamin Burdett
Title:	Managing Director, Head of Healthcare ECM

JEFFERIES LLC

By:	/s/ Michael Brinkman

Name:	Michael Brinkman
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis

Name:	Bill Follis
Title:	Managing Director

[Signature Page to Acceleration Request Letter]